Exhibit 11

Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2003	2002
Net Income	$100,633,000	$98,154,000

Basic weighted average shares outstanding	117,470,995	122,407,364
Diluted weighted average shares and common stock equivalents outstanding	117,783,757	122,918,401
Basic net income per share	$0.86	$0.80

Diluted net income per share	$0.85	$0.80